April 16, 2013

VIA EDGAR AND BY FEDERAL EXPRESS

Jennifer Monick

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	Hannon Armstrong Sustainable Infrastructure Capital, Inc.
Registration Statement on Form S-11
File No. 333-186711

Dear Ms. Monick:

On behalf of our client, Hannon Armstrong Sustainable Infrastructure Capital, Inc., a Maryland corporation (the “Company”), set forth below are the responses of the Company to our conversation on April 15, 2013 relating to the Company’s letter, which it submitted to the Staff of the Division of Corporation Finance of the Securities and Exchange Commission on April 12, 2013 (the “April 12 Letter”).

The Company attaches hereto: (1) the requested back up schedule to support the assertion in comment #7 of the April 12 Letter that Hannon Armstrong Capital, LLC’s retained interest in Hudson Ranch TE Holdings LLC was reduced to less than 3% and (2) the requested additional significance testing back up schedule related to Hudson Ranch TE Holdings LLC.

If you have any questions or comments regarding the foregoing, please contact the undersigned at 212-878-8527 or Andrew S. Epstein at 212-878-8332.

Sonia Gupta Barros, Esq.

Angela McHale, Esq.

United States Securities and Exchange Commission

April 16, 2013

Very truly yours,

/s/ Jay L. Bernstein

Jay L. Bernstein

Enclosures

cc:	Securities and Exchange Commission
Sonia Gupta Barros
Angela McHale
Kevin Woody
Rochelle Plesset

Hannon Armstrong Sustainable Infrastructure Capital, Inc.

Jeffrey W. Eckel

Steven L. Chuslo

J. Brendan Herron

Fried, Frank, Harris, Shriver & Jacobson LLP

Paul D. Tropp

Clifford Chance US LLP

Andrew S. Epstein

The following calculations set for the computation of the significant asset, investment, and income tests for Hannon Armstrong Capital LLC’s (“HAC”) economic interest in Hudson Ranch TE Holdings LLC (“HRTE”) at September 30, 2012

Asset Test	As of 9/30/2012
HRTE total assets	$402,171,773
HAC interest in HRTE	1.43%

HAC’s proportionate share	$5,764,938
HAC total assets	$232,462,897

Percentage	2.5%

Greater than 20%	No

Investment Test	As of 9/30/2012
Investment in HRTE	$—
HAC interest in HRTE	1.43%

HAC’s proportionate share	$—
HAC total assets	$232,462,897

Percentage	0.0%

Greater than 20%	No

Income Test	Year ended 9/30/2012
Income (loss) of HRTE	$(407,828)
HAC interest in HRTE	1.43%

HAC’s proportionate share	$(5,846)
Net income of HAC[1]	$3,804,466

Percentage	-0.2%

Greater than 20%	No

[1]	HAC net income, as adjusted for the HRTE loss would be $3,810,312 ($3,804,466 plus $5,846), which would not affect the conclusion of the income test.

The following table sets forth the computation of the Hannon Armstrong Capital LLC (HAC) economic interest in Hudson Ranch TE Holdings LLC at September 30, 2012:

HAC investment in EnergySource LLC (via HA EnergySource Holdings LLC)	40.20%
x
EnergySource LLC investment in Hudson Ranch I Holdings, LLC	28.30%
x
Hudson Ranch I Holdings, LLC investment in Hudson Ranch TE Holdings	12.60%
x

Net Economic Interest	1.43%